UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced on May 5, 2025, that, on May 2, 2025, its subsidiaries Navigator Gas L.L.C. and Othello Shipping Company S.A. (the “Borrowers”) entered into a secured term loan and revolving credit facility (the “Facility Agreement”), with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch and Skandinaviska Enskilda Banken AB (publ), pursuant to which such lenders made available to the Borrowers, up to $300 million, subject to the terms and conditions set out in the Facility Agreement, to refinance the Company’s existing October 2013 and September 2020 secured loan facilities, and for general corporate and working capital purposes.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated May 5, 2025.

The information included in this report on Form 6-K, including the document attached hereto as Exhibit 10.1, is hereby incorporated by reference into the following Registration Statements of the Registrant: Form F-3 (File No. 333-272980) originally filed with the securities and exchange commission on June 28, 2023; and Form S-8 (file No. 333-278593) originally filed with the Securities And Exchange Commission on April 10, 2024.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

10.1	Facilities agreement relating to a term loan and revolving credit facility dated May 2, 2025, between Navigator Gas L.L.C., Othello Shipping Company S.A. and Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch and Skandinaviska Enskilda Banken AB (publ).

99.1	Press Release of Navigator Holdings Ltd. dated May 5, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 5, 2025	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary